FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated March 15, 2016, announcing the Company's financial results for the fourth quarter and twelve months ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: March 15, 2016
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2015

March 15, 2016 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2015.

For the three months ended December 31, 2015, the Company generated net revenues of $6.8 million. Total equity as of December 31, 2015 was $23.3 million.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"I am pleased to announce that in the fourth quarter of 2015, we successfully completed the $185 million fleet acquisition that we signed in August of 2015. As a result, our fleet now consists of 6 Capesize and 2 Supramax vessels. In 2015, our cargo carrying capacity grew from zero to more than 1.1 million DWT."
"Seanergy's acquisition cost, which is among the lowest of our peers, coupled with our advantageous financing arrangements should provide significant upside potential for our investors. Looking forward, we firmly believe that current market conditions represent a unique opportunity to acquire quality tonnage at 30-year historical low prices. For that reason, we intend to pursue acquisition opportunities that we believe can further enhance value for our shareholders. We believe that Seanergy is the right platform in dry bulk listed space for further fleet expansion in order to capitalize on the recovery of the freight market and asset values."
Current Company Fleet
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai HI
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.3 Years

Fleet Data:
	Q4 2015	Q4 2014	FY 2015	FY 2014
Ownership days (1)	560	-	776	268
Available days (2)	508	-	724	268
Operating days (3)	409	-	598	142
Fleet utilization (4)	73.0%	N/A	77.1%	53.0%
TCE rate (5)	$5,034	N/A	$6,232	$5,014
Daily Vessel Operating Expenses (6)	$5,011	N/A	$5,428	$3,754
(1)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(2)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2015, the Company incurred 52 off-hire days for vessel surveys.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the three months ended December 31, 2015, the company incurred 99 off-hire days between voyages and zero off-hires due to other unforeseen circumstances. In the twelve months ended December 31, 2015, the company incurred 126 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)
	Q4 2015	Q4 2014	FY 2015	FY 2014
Net revenues from vessels	6,822	-	11,223	2,010
Less: Voyage expenses	4,763	-	7,496	1,298
Net operating revenues	2,059	-	3,727	712
Operating days	409	N/A	598	142
TCE rate	5,034	N/A	6,232	5,014

(6)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. We include daily vessel operating expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the assessment of our vessels' operational performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q4 2015	Q4 2014	FY 2015	FY 2014
Vessel operating expenses	3,722	-	5,639	1,006
Less: Pre-delivery expenses	916	-	1,427	-
Vessel operating expenses before pre-delivery expenses	2,806	-	4,212	1,006
Ownership days	560	N/A	776	268
Daily Vessel Operating Expenses	5,011	N/A	5,428	3,754
Subsequent Developments:
Amendments to the Revolving Convertible Promissory Note to the Sponsor
On January 27, 2016 and on March 7, 2016 the Company entered into a third and fourth amendment to the issued unsecured revolving convertible promissory note of September 7, 2015 as amended on December 1, 2015 and December 14, 2015. These amendments have increased the amount of the note to approximately $16.3 million (the "Applicable Limit") and have further modified the amount by which the Applicable Limit is reduced to $2.5 million on September 10, 2017 and each year on the anniversary of that date. As of today, the Company has drawn down the entire amount available under the note.
Reverse Stock Split and Nasdaq Compliance
On January 8, 2016 a 1-for-5 reverse split of the Company's common stock became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market.
This reduced the number of outstanding shares of the Company's common stock from 97,612,971 shares to approximately 19,522,413 shares, after adjusting for fractional shares. On January 27, 2016, we received a letter from Nasdaq confirming that we had regained compliance with Nasdaq's minimum bid price requirement.
Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on August 7, 2014, a copy of which is available at www.sec.gov.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2015 and 2014
 (In thousands of US Dollars)

	2015	2014
ASSETS
Cash and restricted cash	3,354	2,873
Vessels, net	199,840	-
Other assets	6,158	395
TOTAL ASSETS	209,352	3,268

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	177,505	-
Convertible promissory note	134	-
Due to related parties	-	105
Other liabilities	8,429	487
Stockholders' equity	23,284	2,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	209,352	3,268

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three and twelve months ended December 31, 2015 and 2014
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Revenues:
Vessel revenue, net	6,822	-	11,223	2,010

Expenses:
Voyage expenses	(4,763)	-	(7,496)	(1,298)
Vessel operating expenses	(3,722)	-	(5,639)	(1,006)
Management fees	(229)	-	(336)	(122)
General and administrative expenses	(917)	(999)	(2,874)	(3,296)
Depreciation and amortization	(1,561)	(3)	(1,903)	(3)
Gain on restructuring	-	-	-	85,563
Loss on bad debts	(30)	-	(30)	(38)
Operating (loss) income	(4,400)	(1,002)	(7,055)	81,810
Other income (expense):
Interest and finance costs, net	(1,433)	(246)	(1,859)	(1,463)
Other, net	(18)	(8)	(42)	1
Total other expenses, net:	(1,451)	(254)	(1,901)	(1,462)
Net (loss) income	(5,851)	(1,256)	(8,956)	80,348

Net (loss) income per common share, basic and diluted	(0.31)	(0.40)	(0.83)	30.06
Weighted average number of common shares outstanding, basic and diluted	18,614,657	3,109,159	10,773,404	2,672,950

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns a modern fleet of a total of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.3 years.
The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com